Filed by eBay Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: PayPal, Inc.
Commission File No: 000-49603

This filing relates to a proposed merger between eBay Inc. (the “Company”) and PayPal, Inc. (“PayPal”) pursuant to the terms of an Agreement and Plan of Merger, dated as of July 7, 2002, among PayPal, the Company and Vaquita Acquisition Corp.

On July 18, 2002, the Company held a conference call regarding the Company’s earnings for the 2002 second quarter, which was also made available for replay via webcast. The following is a transcript of the conference call.

Teleconference host introduction

Ladies and gentlemen, thank you for standing by. Welcome to the eBay second quarter 2002 earnings conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. At that time, if you have a question you will need to press one followed by four on your touch-tone phone. At the company’s request, participants are asked to limit themselves to one question. As a reminder, this conference is being recorded on Thursday, July 18, 2002. I would now like to turn the conference over to Mr. Mark Rubash, Vice President, Finance for eBay. Please go ahead, sir.

Mark Rubash — Intro and Legal Disclosure

Good afternoon. Thank you and welcome to eBay’s earnings release conference call for the 2002 second quarter. Joining me are Meg Whitman, our President and CEO, and Rajiv Dutta, our Chief Financial Officer.

This conference call is also being broadcast on the Internet and is available through the Investor Relations section of the eBay web site.

Before we begin, I would like to take this opportunity to remind you that during the course of this conference call, management may make forward looking statements regarding matters that involve risk and uncertainty, including those relating to the company’s ability to grow its business and user base. Our actual financial results could differ materially from those discussed during this conference call.

Factors that could cause or contribute to such differences include, but are not limited to: the company’s need to manage an increasingly broad range of businesses, to deal with the increasingly competitive environment for online trading, to manage regulatory and litigation risks even as its product offerings and geographies expand, to maintain site stability and continue to expand its model to new types of merchandise and sellers, to continue to expand outside of the U.S., as well as the timing and commercial success of new features and functions added to the company’s sites, the price and demand for advertising offered by the company, the success of the company’s commercial partners, and the costs of announced and prospective joint ventures, acquisitions and other commercial transactions. Additional factors that could cause or contribute to such differences and that relate to the announced acquisition of PayPal include the possibility of delay or non-closure, the reaction of each company’s user base to the acquisition, the future growth and identified risks relating to PayPal, and the possibility that the future integration of the two companies will be more difficult or costly than expected.

More information about potential factors which could affect the company’s business and financial results is included in the company’s Annual Report on Form 10-K for the year ended December 31, 2001, its quarterly report on Form 10-Q for the first quarter of 2002, and its other SEC filings and prospectuses. All forward-looking statements are based on information available to the company on the date hereof, and the company assumes no obligation to update such statements.

Investors and security holders are urged to read the proxy statement/prospectus regarding the announced acquisition of PayPal referenced in this conference call, when they become available, because they will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by eBay. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by eBay and PayPal with the Commission at the Commission’s web site at www.sec.gov. Free copies of the proxy statement/prospectus and eBay’s other filings with the

Commission may also be obtained by directing a request to eBay at investorrelations@ebay.com. Free copies of PayPal’s filings may be obtained by directing a request to PayPal at investor_relations@paypal.com.

We will begin today’s call with Meg and an overview of our business, followed by Rajiv, who will provide greater detail on our financial performance and key operating metrics. Following Rajiv’s discussion, we will be happy to respond to your questions.

Now over to Meg.

Meg Whitman — Business Overview

Thank you, Mark, and welcome to today’s conference call.

I am very happy to report that eBay has had another excellent quarter, with strong growth across all key metrics. Q2 saw record levels of registered users, listings and gross merchandise sales, as well as record net revenues, operating margin, net income, and operating cash flows. Our strong results for the quarter validate our long-term strategy, and the continued vibrancy and transparency of our business model. They also underscore the ongoing commitment of our community of users.

I’d like to highlight two metrics that really underscore the strength of the business. The first, online transaction revenues, which represents the vibrancy of the marketplace, totaled $235.3 million, which is a jump of 66% year over year. The second metric, pro forma operating margin, remained at 30% for the second consecutive quarter, demonstrating the leverage we continue to achieve even as we invest in the business.

We remain steadfastly focused on helping our users become more successful. The vast majority of our users are individuals and small businesses who rely on eBay to access national and international markets. As the marketplace manager, our responsibility is to improve the user experience, build out new and existing categories, give sellers tools to expand sales, attract new buyers, and create new communities around the world.

The importance of our partnership with the community was never so apparent as at eBay Live. Last month, for the first time in eBay’s history, we held a live community conference in Anaheim, California. 5,643 people registered from 48 states and 8 foreign countries. The community came together to meet in person — often for the first time — and share stories and business tips. It was an exhilarating experience for all of us at eBay. We learned as much from our community there as I hope they did from us. eBay Live reinforced our vision of eBay as a level playing field where your next door neighbor can compete side by side with large corporations, each with an equal chance of success.

This is the root of eBay’s growth, because what eBay does best is make inefficient markets efficient. Providing a marketplace that allows sellers, who would otherwise be limited by size and location, to reach customers around the world is not just our mission, it’s our business model.

One of the requests we heard most often at eBay Live was for greater integration of PayPal into the eBay platform. There’s no question that online payment is a key part of the trading process. That is why we were very happy last week to announce our agreement to acquire PayPal, the most popular online payment service. Combining the two companies will allow us to expand the eBay platform, strengthen both businesses, and accelerate growth over the longer term. First and foremost, though, the acquisition is about making the eBay user experience easier, faster, and safer, which will in turn fuel the growth of our categories. And by sharing our expertise in fighting fraud, we will also be able to increase trust and safety on the site for everyone.

Payment is just one method by which we are expanding the marketplace. Category development continues to be our primary focus in driving transaction growth. Managing the marketplace, coupled with the supply and demand for goods created by our users, is the proven formula for building out the categories.

And this formula works. In Q2 we saw healthy growth across a wide range of categories. Let me touch on a few.

eBay Motors, our largest category as measured by gross merchandise sales, continues to show impressive growth across the board. In Q2, sequential gross merchandise sales in cars and trucks rose 20%, parts and accessories increased 43%, and the motorcycle category jumped 95%. The velocity of trade has increased as well — we now see an SUV sell on the site every 21 minutes. These growth rates show that eBay has truly tapped into a need in the used vehicle market, providing new efficiencies to both buyers and sellers.

The business is becoming increasingly global as well. All of our international sites now feature motors categories and are beginning to grow the business locally. eBay Germany, for example, is already the third most popular automotive site in Germany, as reported by Media Metrix. This is, in part, due to the variety of auto sellers who have come to eBay Germany, including brand-name sellers like Audi Partners and individual car dealers like car-gmbh.

Over the past year, the photo category has come into its own. Gross merchandise sales grew 14% sequentially and 75% year-over-year as a result of our plans to develop the photo business. Throughout Q2 we worked to build supply, boost demand and make the category easier to use. As a result, sellers large and small are seeing greater success. One retailer in Minneapolis, Linden Hills Photo, told us that he sold more than 100 Holga 120-S cameras in 6 weeks on eBay, compared to the dozen he sold at his offline shop in the previous 8 months. And in April, Henry’s, a 7-store retail chain in Toronto, became one of only 8 Canadian businesses to reach shooting-star status of more than 10,000 feedback points. Perhaps it’s no surprise that a camera now sells on eBay every 20 seconds.

Our collectible categories continue to show growth as well. Gross merchandise sales in coins, for example, jumped 47% year-over-year as a result of our efforts to expand the category. In the US, we have taken advantage of our site-wide trading assistants program — made up of experienced users ready to help would-be sellers — to reach out to traditional coin retailers who are unfamiliar with selling online. In addition, we have staged promotions that tap into popular trends, such as the unveiling of the euro and the release of new American quarters, to help bring more mainstream buyers to the category.

Health and beauty, one of our newest categories, is a good example of how we nurture new businesses. Early in the year we identified it as a potential growth category. Our research showed that it’s a very big business offline and users were already beginning to list related items on the site, from vitamins to fragrances. We created a new category structure to help users easily find items, including home page presence and a portal page. In Q2 we saw these early efforts start to pay off. The category demonstrated an amazing 96% year-over-year growth in gross merchandise sales.

A key part of category growth is ensuring that the transactions themselves are easy, fast and safe. I mentioned the importance of payments earlier. Fixed price has also played a role in accelerating transactions by allowing users to select the pricing format that best suits their needs. In Q2, our fixed price offerings contributed more than 19% of the company’s gross merchandise sales.

“Buy It Now” has been a great success for both buyers and sellers. Building on this success, we are expanding the feature to encompass purely fixed price listings. In March, we rolled out a new format internationally in which the item is listed at a set price the seller chooses, and it never defaults to an auction. Even with a soft launch, the new format already accounts for 8% of international gross merchandise sales. This new format rolls out on eBay.com next week, and we believe it will be just as successful in the US. More importantly, our experience shows that it will help attract new buyers and sellers who want to trade used, hard-to-find and end-of-life goods on eBay, but prefer the immediacy and predictability of a set price.

eBay Stores has become a powerful tool for sellers, allowing them to build their own brands and better merchandize their listings, whether in a fixed price or auction format. There are now more than 29,000 sellers with eBay Stores who subscribe to basic, featured or anchor store packages. Ranging in monthly fees from $9.95 to $499.95, each package provides a different level of placement and exposure on the site. Beginning at the end of July, Stores sellers will be able to cross-promote individual listings, giving them greater flexibility in selling more items to their current customers. For example, a jewelry seller will be able to advertise matching pearl earrings directly to the bidders on her pearl necklace through bid confirmation emails and the checkout page.

Just as we have managed the US marketplace to optimize growth, we are equally committed to building vibrant marketplaces for our community of users around the world.

eBay’s international business continues to grow at a remarkable rate. International operations now account for 24% of our net revenues, up from 21% last quarter, and representing year-over-year growth of 148%. The international business is also profitable on a fully allocated basis for the third consecutive quarter.

In Q2, we began to see results from some of our strategic moves in Asia. We successfully incorporated NeoCom, our acquisition in Taiwan, into the eBay global platform in June. And our South Korean subsidiary, Internet Auction Company, made significant strides in its financial performance this quarter.

Our operations in Europe, Canada and Australia continue to grow as well, building on current momentum. In Q2, eBay Germany’s net revenues increased 25% sequentially, while eBay UK’s grew 26% in the same period. In addition, we concluded an agreement with Yahoo! Europe in May to become the new preferred auction partner for Yahoo! sites in France, Germany, Italy, Spain and the UK.

With $432 worth of goods being traded on the site every second, the technology that keeps eBay running smoothly is a crucial part of our success. Every quarter we achieve record usage levels, and Q2 was no exception. The site supported an average of 334 million page views per day, and sent out more than 2 giga-bits of data-per-second during peak usage each day. Much of this was made possible by the ongoing roll-out of our next-generation architecture, V3. Seventy percent of the site’s traffic now flows through V3.

As many of you know, the driving force behind many of the technology advancements we’ve made over the past three years is Maynard Webb. Maynard is an important part of the executive team, and to formalize his evolving role in the company he was named chief operating officer several weeks ago. Maynard’s focus has always been execution, which he will now manage on a broader scale as he coordinates the company-wide implementation of our business strategies, and helps the executive team build the business for the future.

Quarter after quarter, the eBay model continues to perform. Category growth is running at a healthy pace. Our sellers around the world continue to experiment and succeed, listing more items that appeal to an ever-growing number of buyers. And eBay’s management and employees continue to expand the platform, improving the trading experience today and laying the groundwork for the future. I am very excited about eBay’s future, because the company has a lot more room to grow.

And now, I’ll turn it over to Rajiv for more details on our financial results.

Rajiv Dutta — Financials

Thanks, Meg.

I’m very pleased to report that the commitment of the eBay community and the efficiency of our global online marketplace once again combined to produce an outstanding quarter. The eBay community of nearly 50 million users generated 145.2 million listings and $3.4 billion in gross merchandise sales, both all-time records. On the top line, eBay reported record net revenues of $266.3 million, built on accelerating year-over-year transaction revenues in the U.S. and rapid growth overseas.

Equally as important, the leverage in our business model was evidenced by a second consecutive quarter of 30% pro forma operating margins, record earnings per share and record operating cash flows. Based on this strong financial performance, we are more confident than ever in our outlook for the balance of 2002 and beyond.

I will begin with details of our key online metrics, a review of the income statement, and wrap up with our financial guidance.

With respect to our key online metrics for Q2 . . .

•	Confirmed registered users increased to 49.7 million, a 46% year-over-year increase. Included in this increase, were 4.4 million new users, offset by 700,000 user IDs eliminated by stricter trust & safety standards in South Korea.

•	Listings increased to a record 145.2 million, a 47% year-over-year increase, and

•	Gross merchandise sales reached a record $3.4 billion, a 51% year over year increase and an annualized run rate of $13.6 billion.

Let’s now move to a more detailed look at our second quarter operating results, starting with the top line...

The combined U.S. and international operations generated $235.3 million in net transaction revenues, representing a 66% year-over-year growth rate and an increase from the 65% rate posted in Q1 of this year.

In the U.S. business, net online transaction revenues totaled $172 million, up 48% year-over-year, with an accelerating year-over-year growth rate for the second consecutive quarter. This impressive growth was driven largely by increased transaction volumes across the thousands of eBay product categories.

International net revenues now contribute approximately 24% of eBay’s total net revenues and grew 148% on a year-over-year basis to more than

$64.3 million. International transaction revenues, which totaled $63.1 million, resulted from continued strong transaction volumes in Germany, Canada, the United Kingdom and South Korea. European-based revenues also benefited from a stronger Euro.

As expected, revenues from third party advertising totaled $16.7 million, or approximately 6% of net revenues, down from 8% last quarter.

On a combined basis, revenues from end-to-end services and our offline businesses represented 5% of total net revenues, consistent with the 5% of net revenues reported in Q1.

Let’s now review the balance of our Q2 income statement in more detail...

eBay reported a record gross profit of $221.7 million in Q2, reflecting an 83% gross profit margin for the second consecutive quarter.

Q2 sales and marketing expenses increased to $79.8 million or approximately 30% of revenues, consistent as a percentage of revenues with the prior quarter. The sequential increase in sales & marketing dollars was driven by increased online and offline advertising support for eBay Motors and our international businesses, a full quarter of activity for eBay Taiwan and the costs associated with the very successful eBay Live event.

Product Development expenses totaled $24.3 million in Q2, or approximately 9% of net revenues compared to 10% of net revenues in Q1 of this year. The sequential percentage decline reflects approximately $1.6 million in capitalized internal software development costs relating to our V3 architecture program. Excluding this impact, we increased our product development spending in Q2 in absolute dollars.

General and administrative expenses in Q2 increased to $36.6 million or 14% of revenues, compared to 13% in Q1. This net increase resulted from increased costs to support our international infrastructure, employee-related costs and to various legal matters, offset by improvements in our accounts receivable collection rates.

At the operating income level, eBay reported GAAP income from operations of $79.4 million, a 124% year-over-year increase. Pro forma income from operations increased to $80.7 million, 79% higher than the $45.1 million in Q2 2001.

Net interest and other income and interest expense totaled $8.3 million, compared to the $5.5 million reported in Q1 of this year. The sequential increase relates primarily to gains on the sale of certain real estate properties totaling $1.6 million and from gains on securities sales and foreign currency transactions.

Our pro forma effective tax rate for the quarter was 38%.

As a result, GAAP net income for Q2 2002 was $54.3 million, 121% above the $24.6 million we reported in Q2 2001. And diluted GAAP EPS grew to a record 19 cents per diluted share.

Pro forma net income increased to $54.0 million in Q2, representing 61% growth over the $33.5 million we reported in Q2 2001. Pro forma EPS grew to 19 cents per diluted share, 60% higher than the 12 cents reported in Q2 2001.

And finally, we exited June with an even stronger balance sheet. eBay now has nearly $2.0 billion in total assets, including about $1.3 billion of cash and investments.

Record earnings levels once again led to strong cash flows. eBay generated $93 million in operating cash flows in Q2, a 34% increase from the prior year period. Operating cash flows were impacted this quarter by the timing of our annual payment to AOL, which last year occurred in Q1, as compared to Q2 this year.

Now I would like to update our financial guidance...

We expect that the business momentum demonstrated in the second quarter will continue through the balance of the year and beyond.

In Q3, we expect increasing amortization costs from our V3 architecture deployments, continued investments in our U.S. and international customer support and trust & safety capabilities, and increased marketing spend in both the U.S. and Europe.

In the U.S., we’ve planned increases to support the growth in various vertical categories together with increases in our brand marketing efforts. In Europe, our expenses will also reflect a full quarter of our recent marketing agreement with Yahoo Europe. While significant, we believe that these investments can be made while continuing to deliver strong bottom line profitability.

We now believe that net revenues in the third quarter could range between $278 and $281 million, including approximately $16 million of advertising revenues. For the full year 2002, we continue to expect that net revenues will approximate $1.1 billion, including advertising revenues of about $70 million.

We expect that our full year pro forma operating margin will approximate 30%, compared to the 29-30% range previously indicated. In addition, we expect that our consolidated pro forma effective tax rate will lower to 36% for the balance of the year.

We expect both pro forma earnings per share and GAAP EPS will approximate 19 cents in Q3. For the full year, we expect pro forma earnings per share to range between 76 and 78 cents, representing a three-cent increase over the guidance we offered last quarter, and on a GAAP basis, we expect earnings per share to range between 74 and 76 cents.

Based on current business momentum, for 2003, we expect that our consolidated net revenues, which includes: online transaction revenues, third party advertising, end-to-end services and offline revenues, could range between $1.5 and $1.55 billion. This includes a 45% year-over-year growth rate for our online transaction business from the currently expected levels for 2002. This strong outlook gives us continuing confidence in achieving our $3 billion overall revenue goal for 2005. Again, we expect that the acquisition of Paypal will be additive to this goal.

And on the bottom line, we currently expect that 2003 pro forma operating margins will range from 31 to 32 percent, reflecting an appropriate balance of financial returns and investments for future growth.

And finally, before I conclude, I would like to make a few comments about our recently announced agreement to acquire PayPal.

This acquisition has the opportunity to create significant synergies in four main areas:

•	First, deeper integration of a payment service should drive increased penetration of electronic payments. This will not only drive additional Paypal revenue, but is also likely to increase overall gross merchandise sales as transaction friction is reduced.

•	Second, we believe that an increase in the number of Paypal account holders can cause an increase in Paypal Stored Value accounts — a development that not only helps in Paypal’s economics, but increases the “money supply” within the eBay economy, driving increased site transactions.

•	Third, we believe that the growth of the off-eBay Paypal business, will permit eBay to access a new customer base, and

•	Lastly, we believe that there are significant cost savings, as well as information synergies that will help both companies reduce fraud.

Accordingly, we expect that the acquisition will be immediately accretive to pro forma EPS. And on a GAAP basis, we expect that the acquisition will be initially dilutive as we take on about $13 million of non cash charges per quarter. We plan to provide further, detailed financial guidance for the combined companies later in the year.

In conclusion, eBay’s business remains very strong across all fundamentals and we remain confident in our business strategy and our outlook for the future.

Thank you for joining us today. We would now be pleased to take your questions.

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